Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

WEBVTT

The following is a transcript of a podcast recording by Evercore ISI Fireside Chat with Lifezone Metals. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Lifezone Metals Limited (“Lifezone”) believes that none of these are material.

James West: Okay? Well, good morning, everyone, and welcome to today's fireside chat with Lifezone Metals. CEO: Chris Showalter and GoGreen Investment, CEO, John Dowd, I'm. James West. I run sustainable technologies and clean energy team

James West: For EverCoreISI. Here with me today are also Chris McNally, who runs the Global Automotive and Mobility sector and Stephen Richardson covering the E&P chemicals and battery materials verticals.

James West: Lifezone pairs, one of the largest and highest-grade undeveloped nickel sulfide deposits in the world with proprietary green processing technology to produce cleaner metals in support of growing demand for batteries used in electric vehicles.

Fuel, cell vehicles and energy storage.

James West: Lifezone is bringing to market and economic solution that aims to reduce the impact of the climate at a time when there is a clear imbalance between supply and demand for responsibly sourced battery materials.

The company is developing what it believes will be the cleanest, one of the cleanest, most socially responsible nickel production facilities in the world.

James West: Proprietary technology has the potential to significantly lower the cost as well as the environmental and climate footprint of mineral processes. So it entered into a definitive agreement for a business combination GoGreen Invest. The public elicits back in December 2,022,

James West: and the transaction will create the first nickel resource and green technology company listed on the New York Stock Exchange. After the completion of the transaction the company will operate under the Lifezone Metal’s name, and be listed on New York Stock Exchange with the ticker symbol ”LZM”.

James West: Showwalter is the CEO of Lifezone. He brings a corporate finance at virgin banking backgrounds. And we're. Is there a part of the negotiations and development of relations with the government of Tanzania.

James West: Chris spent the last decade focusing on the African mining sector develops specific expertise in the platinum sector and advised a number of platinum mining companies and the current operations and future expansion potential. After relating to relocating to the country as co- CEO of Renaissance capital.

Chris Showalter: Prior to this he spent 9 years at Goldman Sachs as a Vice President in the New York office and held various sales roles in equity and capital markets while also exploring opportunities for Goldman Sachs across Southern Africa.

James West: John Dowd is the CEO of GoGreen investments. He has over 30 years of energy investing experience. He has managed multi-billion dollar portfolios for Fidelity for 14 years focusing on energy and resources.

John also co-LED the Fidelity Energy Research team. So Chris John, thanks for joining us today.

Chris Showalter: Thanks. James. Thanks for having us

James West: absolutely so. Maybe I’ll start out here. The energy transition is obviously a big thing, the get to that 0. We think we'll make mining and to make mining nature positive. You tell us how Lifezone started, and maybe give us the high level pitch for the company.

Chris Showalter: Yeah, yeah, thanks again. Yeah. So as life. So I mean, we really.

Chris Showalter: you know, at our core we really came together as kind of hydro metallurgical developers, and what that did was that gave us the ability to really design and provide

Chris Showalter: innovative, clean solutions for the mining space, and that has led into the ability for us to also unlock projects. And I think when you look at the you know the background of our founder, Keith, Adel, and our chief technology officer

Chris Showalter: like Adams, I mean. These are some of the preeminent hydro metallurgical minds in the world. They've worked on a number of projects globally, and what they've done is really, you know, coalesce all that expertise into Lifezone, and that has resulted in the R. And D. You know, really where we cut our teeth was in South Africa and the PGM. Space really trying to

Chris Showalter: to be the disruptive player there that really liberated the South African Junior miners from being subservient to the playabilities of the majors. And I think what

Chris Showalter: That's where the founder Keith Fidel. you know, really the breakthrough for him was developing this when he was the CEO of Aquarius platinum in South Africa.

Chris Showalter: and it was designing a new innovative process for a junior minor to go all the way from mine to metal without having to go through the pyrometallurgical smelting so fast forwarding. What we've done is, we've partnered with

Chris Showalter: a set of fellow resources in South Africa and the Industrial Development Corporation. About 6 7 years ago we got into all the you know, the real advanced feasibility studies, piloting, and really we cut our teeth in that space. But what we've done since is applied to a whole bunch of other

Chris Showalter: areas in the base, and precious metals are hydrant. Know how. So it's really opened up the opportunity for us to take a much more

Chris Showalter: broad application of our hydrant, know how into other metals, and with the advent of battery metals we we've been able to kind of target and unlock some of these pre preeminent deposits.

Chris Showalter: Really, by leveraging the technology, and I'll get more into that a little bit later on. But that's really the background. We're kind of a hybrid company. We bring clean processing technology, but we also bring

Chris Showalter: kind of the you have the largest nickel sulfide deposit in the world in partnership with BHP. So we're a bit of a I like to say we provide solutions to the market. We provide the clean processing, but we're also providing new sources of battery medals as well

James West: got it. And you know, as you'll become the first nickel resource and green technology listed of the Stock Exchange for be in this combination with GoGreen. Could you talk about? Or maybe, John, you want to jump in here, too, by the strategic rationale of the transaction and the long term vision share between GoGreen investments and license.

John Dowd: So the purpose of GoGreen from the get go was to help a private company with solutions to climate change access. Capital on Wall Street, right. That's where the

John Dowd: I mean the name go. Green is really an intentional double entendre.

John Dowd: We want to do that, and we want to have the stock go up to the right. At the same time I spent 14 years staring at a Bloomberg, and

John Dowd: if I have a choice between red and green, I’ll go green absolutely every day of the week.

John Dowd: The

John Dowd: I think there's need for capital in really 3 space for 3 parts of the economy. There's need for capital to clean up dirty industries.

John Dowd: There's need for capital

John Dowd: to move the supply chain out of China.

John Dowd: and there's need for capital to remove bottlenecks from EV development

John Dowd: order, magnitude, I think over 100 billion dollars has been raised by Wall Street

John Dowd: for electric vehicles and batteries, but very little has been raised for the supply chain.

What Lifezone brings to the table is the opportunity to do all 3. But fundamental to this is

John Dowd: what is, is.

John Dowd: is bringing something public in order to improve funding of clean energy solutions and do so in a way that's attractive

John Dowd: to investors.

James West: The proprietary, hydro, metallurgical, or hydromat processing technology which we know is the potential to eliminate carbon, intensive and nickel smelting, and some of the harmful sole products that emissions from the process altogether. Could you?

You walk us through the hydrogen at technology and maybe quantify, if you can, the cleanliness and affordability of the technology.

Chris Showalter: Yeah. So there's 2 fundamental differences in the industry when it comes to processing. You have obviously pyramid, which is essentially, you know, burning things in dirty smelters and furnaces, very high temperatures. You burn everything, and it's highly energy and efficient. And so, when you look at the

Chris Showalter: when you look at you know the impact smelting has globally in terms of CO2 emissions and sulfur emissions. It is one of the greatest contributors around the world. So for us.

Chris Showalter: you know, we have really zeroed in, and we've been, you know, incredibly

Chris Showalter: loud and boisterous in some of these meetings with some of our professional colleagues, that if we're going to take

Chris Showalter: CO2 target reductions. Seriously.

Chris Showalter: let's stop messing around. You got to get rid of smelting. Smelting is 68%

of the CO2 contribution. The mineral supply chain

Chris Showalter: you can play around. You can electrolyze your fleet. You could, do, you know, other aspects to integrate. You know, cleaner solutions in the supply chain. But nothing is going to really fundamentally change until you remove this smelting component from the supply chain. And really, that's what Lifezone is doing. And we're demonstrating that in you know, partnership with BHP and Tanzania we're demonstrating that a partnership with set of other resources in South Africa. So we're kind of out there already doing. We're past R&D phase.

Chris Showalter: We're at this commercialization phase where we're kind of ramping up and our hydrogen at technology.

Chris Showalter: you know. To put it very simply, I mean rather than taking the entire.

Chris Showalter: you know.

Chris Showalter: concentrate or into a smelter. You know, we selectively use what's called pressure oxidation as the front end of our process. And that's a very selective separating process where we basically remove 95% of the waste material, the gang material up front.

Chris Showalter: and we separate the chemistries up front between base and precious metals.

Chris Showalter: And what that results in is, we take, you know roughly, 5% of the material through a chemical leaching, precipitation and filtration step.

Chris Showalter: And that's really where the hydrant know how exists within that part of the flow sheet. and we're able to do that in a clean process, utilizing

Chris Showalter: chemicals, utilizing water, and then we separate the base metals into traditional refining process, so electro winning of the nickel, copper, and cobalt. So every unit operation of our flow sheet

Chris Showalter: is done at scale in the industry. So there's no radically new technology that we're applying.

Chris Showalter: It's a smarter engineered flow. Sheet it's reversing some of the processes, and it's taking advantage of industry know how and the pressure oxidation that's been used in the gold industry for quite a long time, and utilizing that to apply to different other or bodies and deposits across base and precious metals.

Chris Showalter: so that very simply is the flow sheet in terms of the cost savings, I mean by removing the smelting step and the energy intensity.

You know we're going to achieve anywhere from 60 to 80%

Chris Showalter: energy savings by replacing power. I met with hydrogen, and it depends. Obviously there'll be a little fluctuation on depending on the type of project. We release 0. SO2,

Chris Showalter: and that's very important, because everyone is, is really emphatically focused on C. 0 2 emissions.

Chris Showalter: They forget that, you know. SO2 Isn't really calculated in a lot of these, you know the criteria where people assess. So. So whereas some of the largest SO2 amenders can claim they have clean nickel, because they only calculate it on a CO2 basis.

Chris Showalter: There's still some of the largest. SO2 emitters. So, for instance. neural nickel, and you know, in the in the Arctic Circle they're one of the single largest. SO2 emitters on the planet.

Chris Showalter: and they boasted they produce clean nickel. So you get a lot of you know we'll be able to credentialed ourselves when you look at our C. 0 2 footprint.

Chris Showalter: you know, anywhere from, you know. Caught 3 to 5 tons of CO2 per ton of nickel. Compare that with some of the other operations globally in the pyramid space.

Chris Showalter: They range from anywhere from 50 to 100 tons. So we're a highly differentiated.

Chris Showalter: cleaner, greener process, and we're not just going to say that we're going to be demonstrating that

Chris Showalter: as we go.

Stephen Richardson: Chris, can I follow up on that? I guess 2 2 questions. One is.

Stephen Richardson: you know, for those that don't know you know the nickel, or some of the other parts of the base metals industry. Is it just a question of

Stephen Richardson: you know. kind of conservatism, and relying on existing technologies in terms of If it's not broke, Don't fix it, and that's why there hasn't been innovation in this space, or

Stephen Richardson: is there some, you know, scale disadvantage, or you know again, just if you could help us with how much of this you just need to

Stephen Richardson: kind of prove out to kind of, you know. Prove that it can be done

Stephen Richardson: before you think you'll be able to, you know, use it. And I guess the other question is, are there or bodies where this process is not suitable.

Stephen Richardson: because, you know, in terms of licensing or applicability and other types of resources.

Chris Showalter: Hmm. Yeah, no, thanks, Steven. The biggest impediment to us. I mean, we are a disruptive technology. We go against massive amounts of some capital in built out infrastructure. And when you look at the pyramid.

Chris Showalter: you know processing chain, I mean. you know you've got some of these big, dirty furnaces, These converters that you know, have water leaks, and they're constantly being rebuilt. So for us, it's always going to be a competitive cost, benefit analysis over.

Chris Showalter: Okay. Do you want to.

Chris Showalter: you know, build another smelter versus going a hydrant route with someone like Lifezone. So for us.

Chris Showalter: you know, our competitive advantage is really.

Chris Showalter: you know, demonstrating not only the environmental benefits, but also the economic benefits of hydro mat, and we can demonstrate both. So I think, when you put us up against the decision of a major company, whether or not they want to increase, scale and build a new smelter.

Chris Showalter: We're going to be the strongest, most compelling argument, especially with the criterion standards being applied by consumers and manufacturers for a cleaner product when you look at

Chris Showalter: there, there's 2 very big bifurcate. Well, there's one very big bifurcation in the market kind of East versus West, I mean when you look at nickel. a lot of the nickel being produced in the Pacific and Indonesia. A lot of that is done through a very, very dirty process. So you're seeing clear cutting of rainforest, high pressure acid leaching.

Chris Showalter: You get very low grade products and some of these projects where they're doing a low grade nickel pig iron, and they have to upgrade that through multiple smelting steps. So that's where you see the CO2 footprint go up substantially, but a lot of that is being funneled in the China and the Chinese smelters. So the

Chris Showalter: the environmental standards and requirements Don't really exist in that kind of bifurcated section of the Nickel market, whereas for us, for instance, we've had some of the major OEMs come and visit us on site and in discussions with them

Chris Showalter: you know what's fascinating to me is they? They cannot take smelted material. If you look at the carbon budgets they have. If you look at some of the targets they have.

Chris Showalter: They're kind of stuck like. If they really want clean nickel, they have to go after. The type of nickel is going to be produced at Kabanga. Otherwise it's you have to go over where that's the major supplies coming in Indonesia. So it's an it's a very difficult

Chris Showalter: challenge for the OEMs, because there's not enough clean nickel to satisfy

Chris Showalter: the requirements. And fortunately we're going to be one of the next big sources to come online

Stephen Richardson: that carbon budget it was always. It's always kind of somewhat unclear to us if OEMs are at the stage, yet where they're willing.

Stephen Richardson: you know it's almost like the green premium idea on a certain material.

Stephen Richardson: And do we get to a place where you know the CO2CO2 per kilowatt hour is kind of posted on the car in the showroom

Stephen Richardson: like on the MSRP Sticker. Right? It's like a you know. It's just like you, you know, miles per gallon number that consumers will want. But so just to not to put too much of an emphasis on it. But

Stephen Richardson: your sense from talking to battery producers and OEMs is that that is top of mine today, and securing those resources. It's kind of in motion

Stephen Richardson: just to just to be clear.

John Dowd: Absolutely So when we were on site in Tanzania, doing some of our due diligence, we timed the trip

John Dowd: to coincide with a group of battery purchasing

John Dowd: employees from a Major Western Auto Company. and they gave us a presentation on their

John Dowd: strategy. How are they thinking about this project versus other projects

John Dowd: and what they what they taught me was.

John Dowd: or what they stated was that they can consume all the nickel they want from Indonesia; but if they do that, they use up their entire CO2 budget per car.

John Dowd: and I didn't.

John Dowd: I didn't realize they had a CO2 budget per car right? You don't see that yet on the on the stickers on the side of the cars.

John Dowd: But I believe in in Europe, in 2,025, with the battery passport that's coming.

Chris Showalter: So I think this is.

John Dowd: you know the question you're asking, I mean

John Dowd: is very relevant. It's very relevant to why now, and why this project.

It is.

John Dowd: you know, from a big picture point of view, the product has changed right. The product is no longer a car. The product is environmentally acceptable transportation.

John Dowd: and that's a different product. So it's no longer. How much does it cost to make a car? But how much does it cost to make transportation. That's not overly polluting. And you're starting to see these companies put a premium on the

John Dowd: clean metals, the way that companies have put a premium on clean energy for a generation.

John Dowd: I mean, I think that's I think that's one of the biggest drivers. I was surprised. you know, if I step back a little bit further. There was a feasibility study done on this project about a decade ago that feasibility study didn't include the words electric vehicle

John Dowd: right? So 10 years ago

John Dowd: the nickel markets were not even considering the consequences. Now I don't think there's nothing necessarily a supply and demand imbalance for nickel, but I do think there's a supply and demand imbalance for

John Dowd: clean nickel

John Dowd: and really that's what we're working to bring to market.

Chris McNally: John. That. That's a great point, John Chris and Simon Tech. Thanks so much. So maybe I can transition a little bit to this this bigger, you know. Macro question, You know, whether whoever the forecaster is right. Wood, McKenzie has it? The EV battery demanded. 50 million.

Chris McNally: Steve and I have talked about maybe battery capacity limits that EV number to, you know, in the forties in 2,030. Whatever the number it's, it's obviously a very big number. It's 6 to 8 times, you know battery increase.

Chris McNally: Could you talk about

Chris McNally: the supply assumptions, or pricing assumptions? How you're thinking about nickel being tight through that that time period, you know similar conversations we've had around

Chris McNally: lithium and cobalt. And then, however, you want to address this idea. What percentage of that total demand, do you think actually would be

Chris McNally: so? That would be clean nickel, you know, particularly European, obviously going to be the highest. But then it won't be a large portion of the market at China that's demanding clean nickel. So really, just around supply demand, and what the premium for clean nickel, you know, could be

John Dowd: so I don't have a I don't have a great answer for that. When I When I started looking at this project.

John Dowd: I originally

John Dowd: looked at a lot of exhibits that showed clean nickel demand versus clean nickel supply, and you had 2 lines that just moved in opposite directions. Right like demand is going up through the roof.

especially for clean nickel

John Dowd: and the clean supply there's just not a there's just not a lot of it. Right. So 92% of the growth in nickel capacity is coming from later.

John Dowd: and laterites are, roughly speaking, in order of magnitude

John Dowd: dirtier than cell pads. This is a sulfide. All of the nickel sulfide projects tend to be low on the CO2 emissions curve. So that's a that's an easy.

John Dowd: straight forward way of seeing the nickel supply versus nickel demand, and any of the demand coming from the Oecd or from well, from the Us. Or from

John Dowd: from Europe. It's going to be for clean nickel as opposed to it's going to be for nickel that has an in a

John Dowd: an environmental price tag associated with it.

John Dowd: We didn't base the investment on that right at the end of the day supply will equal demand, and it's a question of price and how that price rations it.

John Dowd: So there's definitely a risk to EV adoption as we go forward that it becomes too expensive and the growth rates.

John Dowd: Don't meet expectations. But really, that's a derivative right.

John Dowd: What we what we basically investment on was the cost. You know, I've been investing in commodities for a very long time, and as a rule of thumb

John Dowd: it's much safer, much easier to be investing at the low end of the global cost per than but then getting the commodity price correct.

John Dowd: So

John Dowd: we looked at this project because of its size. This is as Chris highlighted. This is one of the largest, highest-grade, undeveloped nickel sulfide projects in the world

John Dowd: with a clean processing technology that uses significantly less energy.

John Dowd: All that put together means it should be relatively close to the low end of the cost curve, and when we asked with Mac to place it on the global cost curve it, it, it looks like it's in the lowest quintile of the of the global cost curve.

John Dowd: Highest quintile has cost cash costs, or should have cash costs around $20,000 a day.

John Dowd: This should be level of that. So that was the premise.

John Dowd: I do believe there's likely to be a premium. I think you're starting to see in the metals industry people pay up for responsibly sourced metals.

John Dowd: I think one of the reasons we're seeing so many auto companies and battery companies

John Dowd: go directly to the mining industry and partner with the mining industry is so that they can know the answer, what is the CO2 footprint of their vehicle?

John Dowd: If you're purchasing the met metal from a warehouse. you have no idea. and I think one of the reasons we're seeing this

John Dowd: quasi vertical integration of the transportation industry is so that companies cannot just provide a car, but provide a clean car and know exactly what the CO2 footprint is so long-winded way of answering your question.

John Dowd: I don't see how the numbers were.

John Dowd: The demand is there for the clean nickel the supply. I just don't see it's a it is a constraint, and it's likely to.

John Dowd: I think. I think that's why we won't see a battery passport in the Us for a long time. I think.

John Dowd: I think the politicians are well aware that there's not enough clean.

John Dowd: responsibly source nickel for the entire Us. Auto industry to flip switch today and be what I want to be.

Chris McNally: Yeah, I mean, I personally think it's probably only Europe. Us is essentially trying to get China in any form out of for that, or it's everything but China. But I agree it does the supply demand. Maybe John just reminds it's always helpful. Any numbers about what

Chris McNally: nickel demand is aided by emi growth meeting sort of the, the, the of the demand curve sort of you know what is what is added just by Evs alone, just for people who are familiar with the supply demand curve.

John Dowd: I think we're talking about. I think the consultants are looking for nickel demand to double over the next decade.

John Dowd: So that's the order of magnitude for the growth rate. But again it completely. About 92% of that growth of supply is coming from Laterites which Don't actually solve the problem.

Chris Showalter: Yup!

James West: Maybe a quick question from the line here. Since we're talking, we're talking just about around the technology As the excuse me, and has significant waste streams, uses a fair bit of water. How are water? Use of waste streams addressed in order to make this process a truly greeting process.

Chris Showalter: Yeah, thanks, James. Thanks for the question.

Chris Showalter: So probably I can use this example. You know the the project in South Africa. So as we've gone through the permitting process as we as we've gone through the feasibility studies, so we do use water. But with all the recycling streams and a really kind of a an efficient flow sheet. The usages are, you know.

Chris Showalter: If, if, if anything, if you look at the permits we received in South Africa, you know, the affluent discharge which is not substantial, is actually potable water. So in terms of water usage.

Chris Showalter: the projects and the areas where we're at. So in Tanzania, for instance, you know the site where the complex is going to be positioned. There's a you know. We have a pipeline to Lake Victoria. You know we have, Dan. So water is not going to be an issue. And because of the process, I mean, basically we

Chris Showalter: we use water for filtration, and you know a lot of the precipitation. And then that water is basically put out into a ponds. But it's minimal compared to you know the traditional if you base it against

Chris Showalter: You know cyanide detox bonds, I mean, those are massive, dirty ponds, whereas you know what the other residue we produce at the at the refinery is really it's in a form of inert gypsum. So what we're able to do is what we produce out of the refinery we actually send back to the mind site.

Chris Showalter: and that that actually is put into a paste back, fill compound, and put back underground. So one of our really what I think is one of our more exciting work streams is really the, you know, minimizing waste streams, and by minimizing our waste streams we're going to continue to lower our CO2 footprint and water usage, putting a lot of material back underground.

being smart

Chris Showalter: with tailings, depositions, and trying to find ways to

Chris Showalter: to use those as well. So I think if you, if you're going to compare us against pyramid, you know we would. We use less water, and it's in a much cleaner fashion, and the actual discharge from our plant is actually potable water. So that's the big comparison

Stephen Richardson: They jump in on.

Stephen Richardson: You may talk a little bit about Tanzania and the

Stephen Richardson: you know political backdrop, and what investors would need to know about developing a project in that jurisdiction.

Stephen Richardson: And, John, you're not allowed to talk about it.

Stephen Richardson: I'd love just to hear about. You know royalty structure taxes. You know what people need to know.

Chris Showalter: Yeah. no, it's very important because it's paramount to our agreement with the Tanzanian Government, and we went to the Tanzanian government. We had a very differentiated

Chris Showalter: which, and this is another competitive advantage of us as a company, and how we approach things. We provide the opportunity for local governments to central, to localize value, addition, and beneficiation, which is obviously a very major policy initiative of pretty much every government around the world, especially in the US right now. So by going to the Tanzanian Government, saying, we can.

Chris Showalter: You know we can provide a solution where you'll get the maximum advantage of beneficiating your medals in country that you know. That gave us a tremendous amount of support from the from the Government.

Chris Showalter: and I think when you look at where the current trajectory of Tanzania is right now. I mean you have, you know, President Hassan, I mean she's. She's really done a remarkable job kind of opening up to the West, You know. She's been in a big diplomatic

Chris Showalter: adventure, going all around the world, really trying to get new foreign direct investment in and on the way the policies and the mining industry have changed. I mean, they've really come from a, you know, a previous episode, where it was very challenged with the likes of barrack and acacia. But now, what is more from that, is this partnership model, which is

Chris Showalter: a completely different model than Tanzania had previously so previously. You had.

Chris Showalter: you know, the government would just get royalties, and they would, you know, heavy bulk materials be shipped out of the country and smelt it and refined elsewhere. So for us, there's a 16% participation by the government in the project. So they're actually partners in the project.

Chris Showalter: They're going to be partners in the mine and then refinery. So we get a tremendous amount of support from them. based on that. In. In addition to you know, royalties

Chris Showalter: income tax, there's 60% participation. It actually settles out into almost an equal economic footprint between the parties, and that's actually what by design, and that's something that we worked very carefully with them on. And this is something that barrack is kind of spearheaded in their negotiations and their projects. They've adopted this

Chris Showalter: and that's really the blueprint for the industry now is kind of this, roughly, 50 50 sharing of economic benefits. And when you look at all the participation and the royalties and taxes. It kind of settles out there, anyway. So it's the right model to write model for Africa, and I think it's

Chris Showalter: It's something we've been.

Chris Showalter: you know, very positive on, and it's given us a lot of support from Government going forward. So no, we're actually quite impressed with the government of Ts. In the end. We're very happy to be there right now.

Stephen Richardson: I just wearily read Australian news releases covering the sector, and you know not at the

Stephen Richardson: the Magnus note overnight on the

Stephen Richardson: graphite deal with off the Tesla for an asset in Tanzania. So those another interesting data point in terms of capital formation in country.

Chris Showalter: Yeah. And you're going to see more announcements going forward to. I think the opening up of the mining space in Tanzania is well underway barrack. Really kind of set the standard we were the next big project to follow Barracks lead. And now you're seeing a number of these other projects finalize their framework agreements their special mining licenses. So

Chris Showalter: it's an it's actually a pretty exciting time in Tanzania right now, and it's increasingly. You know the relations around the world, both with Europe and the Us. Are increasing. you know very dramatically so I think that further De-risk, as you see, these governments engage, and also because of the important of the mineral supply chain

Chris Showalter: focus of the US. And the European Union. You know. It's getting a lot of attention in East Africa.

John Dowd: the I think, Just last week.

John Dowd: cool stuff

John Dowd: when I met with the President of Tanzania. Her one question to me was, what can she do to help this project go faster. which I thought was very encouraging

John Dowd: in terms of numbers. You asked for numbers. They have a 16% interest in the project.

They have a 6% royalty. There's about a 30% tax rate.

John Dowd: So that's how you get to the 50 of cash flow from this operation once it's up and running, and investors have been paid back.

John Dowd: depending on what the nickel prices are that could amount to about 5% that could add 5% to the government of Tanzania's tax revenue so very, very significant to the country.

the State Department, the US State Department. the US. Department of Commerce. They're all very interested in

John Dowd: relationships with Tanzania, improve and Africa. Broadly they invited Chris and I to the US. Africa's leaders’ summit

John Dowd: in December to announce this transaction.

John Dowd: So it's all been. It's been very good political support both from Tanzania and from the US Government.

James West: But, I believe you guys also had an announcement last week with the BHP allocated in our 50

James West: 1 million dollars to the project. Could you, perhaps one talk about kind of your capital allocation strategy? And then, secondarily, it probably more broadly. I think it's pretty important to talk about the BHP relationship as it relates to supporting technology and of course, commercializing those of the technologies.

Chris Showalter: Yeah. So the relation with BHP: so they, you know, just over a year ago. They, you know, we signed, agree with BHP. They invested in initial 40 million into the Kabanga project, and 10 million directly into ours.

Chris Showalter: Then they followed through last week with the deployment of the next 50, so they have a 17% shareholding in Kabanga.

Chris Showalter: The balance of that is controlled by Lifezone and then Kabanga. It has an effective it. Will they have a direct 84% shareholding at the Tembo level in Tanzania, which is where you find the balance of the 16% with the government of Tanzania.

Chris Showalter: I mean. For us it was a an extremely, you know, positive engagement, BHP. For them to come back into Africa to come into Tanzania and to come into this project.

Chris Showalter: You know. I like to think the you know the bulk of their motivation is really the ESG. Qualifications and just the clean processing, and you know their standards going forward of, you know some of their targets. You know they need projects like this. But also we were the next big project that could be.

Chris Showalter: you know, really developing, saying, we're developing ready, we have our full licensing permitting. So we are the next big largest source of

Chris Showalter: nickel and cobalt that can come online. I think that's part of the motivation.

Chris Showalter: The

Chris Showalter: The investment option agreement we sign with BHP will give them the ability to invest up to a 60% shareholding at Kabanga level.

and that will be at the conclusion of the feasibility study.

Chris Showalter: where we will conclude that in just about 12 months. and that's really updating the feasibility, study and incorporating the refining into the overall project design. And that is

Chris Showalter: all agreed in terms of formula of you know the pathway for them to invest in terms of multiple valuations and the process. So for us, it's really

Chris Showalter: to have BHP in there, working with us, credentialling our technology and getting a project this scale up and running. This is just kind of the start for us.

Chris Showalter: I think there's going to be other stuff that we're going to look at with BHP going forward opportunistically. And then, you know, our long term vision is to replace power net with hydrogen. So we're going to be doing this with multiple projects going forward, Life's owner and a royalty for the other technology. So you know, you're going to see us kind of morph into more of a

Chris Showalter: kind of a royalty technology provider.

Chris Showalter: But we really to get into the game really rolling sleeves up and investing our own capital into these projects, and then bringing in partners

Chris Showalter: that to us has been really the pathway where we've been able to demonstrate that we're not at the R&D level. We're commercializing. We're building plans, and we're actually providing solutions right now to the market.

Stephen Richardson: Chris: If I could ask, what's the

Stephen Richardson: How do you think about the right timing and approach in terms of off. Take and downstream partnering, you know. Obviously we've gone from. you know, projects like yours. A couple of years ago we would see kind of these non-binding.

Stephen Richardson: you know toothless, you know.

Stephen Richardson: you know, based on capital you know more recently Obviously, we've got OEMs making direct equity investments and strategic investments.

It almost seems like

Stephen Richardson: off. Take in the industry Doesn't really come without a strategic investment anymore, to some extent, on a certain type project. So

Stephen Richardson: how do you kind of position yourself that way, and then does just having BHP. As a partner?

Stephen Richardson: You know you're going to have your own equity commitment into this project at some point, anyway. But like, how do you think about navigating that, considering? HP. Probably builds stuff and then sells it when it's ready, right, instead of dealing with that piece of it earlier in the process.

Chris Showalter: Well, I think, for us, and also getting, maybe answering one other last

Chris Showalter: question from James, when we look at the capital structure and our capitalizing process, so BHP. Will be, you know, bringing in their capital up their balance sheet. We are going through the process of partnering with GoGreen to be part of the capital that we will raise and the intent there, it sees the bulk of the proceeds to co-invest with BHP into the project

Chris Showalter: to maintain our equity.

Chris Showalter: Pro rata, but also there's going to be the opportunity for us to monetize, as you said, and look strategically at the off take. We have an agreement with BHP, where we've retained 40% of the off take rights for the Quebec project.

Chris Showalter: and that's a meaningful component of value to Lifezone. And as we look to have discussions with OEMs and battery producers.

Chris Showalter: That is a you know they're discussions under way. We've had enormous amount of

Chris Showalter: reverse inquiries as you would expect and to me. It's fascinating because it is a work in progress for the OEMs. I mean everything from.

Chris Showalter: you know, trying to, you know. Kind of a cost plus

Chris Showalter: approach. That kind of is not really fit for purpose in the mining industry, to being quite aggressive. Looking to invest direct equity into a prod into our project. So there's a lot of discussion under way right now. We're not in any rush, but we're entertaining in negotiations.

Then I think, for us to provide a sort of another big strategic source to the

Chris Showalter: That's really, you know where we see this going, but the discussions are

Chris Showalter: are quite rainy, I would say, as you get a lot of the OEMs really cutting their teeth and getting into the game. Some are much more advanced in terms of having their own battery procurement specialist. As I said, you know, John mentioned they are to get on site.

Chris Showalter: so there's a wide variance of where they are. But I think we're you know, as a company, and, as you know, value to investors retaining that 40% is enormously impactful. And we're going to look to, you know, monetize that in a way that's going to really drive, shareholder value and really increase.

Chris Showalter: You know, our share price going forward.

James West: And what? What's happening in the Lifezone Metals recycling business. I think you guys are working on an auto-cat cycling, and maybe in the future lithium line and battery recycling. Is that still in process?

Chris Showalter: Yeah, that's really. When you look at some of our expansion and growth areas, recycling is a natural, you know, application for us to kind of take it. I mean the hard processing flow sheet, and really getting that right and designing that for a mining operation.

What's actually great in the PGM. Space is by taking kind of the back end of that

Chris Showalter: and applying it to the autocat recycling. So, for instance, one business model that we're pursuing. That I, you know, I think, is a great opportunity for us. So in the US.

Chris Showalter: You don't have, you know, all the all the

Chris Showalter: platinum plate, and Rhodey that's recycled in the US. Number One. It goes into dirty smelter. So you just recycling. You say you're recycling but it's going back into dirty smelters. So you need a clean process to recycle. Otherwise you're really not making a difference. A lot of the Pgs. You know their mined in Montana, and then they go out. But they go to Europe. They go to South Africa.

Chris Showalter: You need to have a domestic, refining capability in the US.

Chris Showalter: and that's one of the things we're going to be doing. So we're going to be constructing an autocat recycling plant in the US to provide clean, recycled critical metals of platinum, plate and rhodium.

Chris Showalter: And you know we can deliver that to US auto manufacturers. And I think you know the speed of delivery that we can recycle is much faster than the sending it to dirty smelters around the world. So for us it's a really nice solution. And this is something that it's small. It's the back end of our process. You don't have to process the big

Chris Showalter: there to your and this is really, you know the extension of discussions we have with battery recyclers on the on the EV side. That's something. We have a number of discussions under way, and it's something we're going to, you know, organically grow or look to grow up acquisition.

James West: Well, last question from you guys, and you've been very generous with your time today. You know one of the big milestones we should be thinking about for the rest of this year, and for next year, to make sure you guys are you on track, hitting your targets and bringing this project forward.

James West: and any final thoughts you want to share, too.

Chris Showalter: Yeah, I think you know key milestones, I mean, we anticipate having.

Chris Showalter: you know, number of announcements going for this year, whether it relates to our mineral resource statement, other project announcement. So you know we're pretty excited about the pipeline of activity that we'll be able to bring forward this year as Lifezone. The key milestone for us right now is the transaction with GoGreen

Chris Showalter: working to, you know, really bring.

Chris Showalter: you know, a really, you know, good list of new investors, you know, into the story and come into the stock. I think we we're bringing this stock to market.

Chris Showalter: you know, priced at the last private BHP valuation, which is kind of unique.

Chris Showalter: I think we've realized some of the challenges in the market and the trading dynamics of specs. And so we've very specifically.

Chris Showalter: you know, with John and the team at GoGreen. We've designed this to be attractive to investors now, and so that's a big part of our transaction. So really it's focused on.

Chris Showalter: you know, getting this transaction with GoGreen concluded, and then, you know, getting busy replacing power with hydride as we go forward.

John Dowd: So it's definitely been. It's definitely been encouraging, right, you know. As

John Dowd: as you can imagine, there's a little bit of pushback against sps and mining. You might have heard that once or twice

John Dowd: the trading volume and GoGreen is about 5 times the average of other facts that have

John Dowd: announced deals.

So there's definitely been

John Dowd: good investor interest.

John Dowd: and I agree with Chris like I think it's bringing the right asset

John Dowd: to market at the right valuation.

John Dowd: and I. You know I I’m. I'm proud of the opportunity to partner with this company. I'm proud that we manage to

John Dowd: structure a transaction. That is, basically you know us purchasing the company in line with BHP's last private market valuation. So those are all.

John Dowd: Those are all strong.

John Dowd: strong that you know it. I think it's. I think it's a solid. There's a solid investment opportunity, and that appears to be resonating with Wall Street. So that's good.

Right.

James West: Well, gentlemen, thanks for your time Today we look forward to checking back in probably the next couple of months. So best of luck. Thanks again.

Chris Showalter: Okay, thanks, James. Thanks for everyone.

About Lifezone Metals

Lifezone Metals is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Our mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by our tailored hydromat technology. This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing us to responsibly and cost-effectively provide cleaner metals.

By pairing Tanzania’s Kabanga project, which we believe is one of the largest and highest-grade undeveloped nickel sulphide deposits in the world, with our proprietary hydromat technology, we will work to unlock the value of a key new source of supply to global battery metals markets. We partner with BHP on Kabanga as we aim to empower Tanzania to achieve full value in-country and become the next premier source of nickel.

www.lifezonemetals.com

Business Combination with GoGreen Investments Corporation

Lifezone Metals announced on December 13, 2022 a business combination agreement with GoGreen Investments Corporation (NYSE: GOGN). The business combination between Lifezone Metals and GoGreen Investments Corporation is subject to customary closing conditions, including regulatory approvals.

About GoGreen Investments Corporation

GoGreen Investments Corporation is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. GoGreen is led by Chief Executive Officer John Dowd.

Contacts

Lifezone Metals

Natasha Liddell

Executive Vice President ESG & Communications

info@lifezonemetals.com

Media Enquiries

Tom Batchelar

TAB Communications

tom@tabcommunications.co.uk

+44 (0)7814 964 287

Daniel Thole

Fletcher Advisory

daniel@fletcheradvisory.com

+44 (0) 7821 571 308

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“SPAC”) and Lifezone Metals, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromat mineral processing technology (the “Hydromat Technology”) and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of SPAC and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by SPACs shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or SPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and SPAC; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromat Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromat Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromat Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromat Technology. Accordingly, Lifezone Metals’ Hydromat Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of SPAC as of a record date to be established for voting on the business combination. Shareholders of SPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Lifezone Metals, SPAC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of SPACs shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone Metals, SPAC in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of SPAC for the business combination. Information about SPACs directors and executive officers is also available in SPACs filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.